Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

SEBASTIAN ALSHEIMER

Internet: salsheimer@wsgr.com

Direct dial: (212) 453-2832

August 29, 2023

BY EDGAR

Mr. Dan Duchovny, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Compliance with Rule 14a-13 (a)(3) in connection with the 2023 Annual Meeting of Stockholders of Forte Biosciences, Inc.

Dear Mr. Duchovny:

On behalf of our client, Forte Biosciences, Inc., a Delaware corporation (the “Company” or “FBRX”), we are responding to verbal queries from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s compliance with Exchange Act Rule 14a-13(a)(3) (the “Rule”) in connection with its 2023 Annual Meeting of Stockholders (the “Annual Meeting”), scheduled for September 19, 2023.

As the Staff is aware, the Rule requires broker searches to be conducted twenty (20) business days prior to the record date. By initiating broker searches on July 31, 2023, the Company was not in technical compliance with the Rule. As a preliminary matter, we note that the Rule reflects a procedure adopted in 1986, prior to the digitization of the proxy solicitation process and, indeed, the widespread use of computers in business. When the Rule was adopted, hard copies of requests were mailed out to brokers and responses were mailed back. The Rule was designed to provide sufficient time for broker houses to respond to the inquiry. The Rule was also adopted prior to the outsourcing of the proxy back-office function to firms such as Broadridge Financial Solutions (“Broadridge”), which is now the provider for the vast majority of brokerage firms. Today, the broker search process is conducted electronically, brokers respond within three business days of the broker search request, allowing Broadridge and its peers to provide information on beneficial owner accounts in only three business days.1

[1]

For context, as the Staff is aware, for special meetings, Rule 14a-13(a)(3)(i) allows a registrant to shorten this window to “as many days before the record date of such meeting as is practicable” where “such inquiry is impractical 20 business days prior to the record date.”

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO

SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

August 29, 2023

On July 31, 2023, the Company initiated a broker search through Broadridge for an estimated and tentative record date of August 10, 2023 and the Company’s proxy solicitor confirmed that the broker search was commenced on that date and has been completed (the “Original Broker Search”). No record date had been set at the time by the Company’s board of directors (the “Board”). On August 16, 2023, the Board established a record date of August 17, 2023 (the “Record Date”), and an amended broker search was commenced with respect to the Record Date at that time (the “Amended Broker Search”). Both the Original Broker Search and the Amended Broker Search have been completed and the Amended Broker Search information is available both to the Company and the dissident shareholders waging a proxy contest. To be clear, only one record date has ever existed here: the Record Date of August 17, 2023. The Company promptly instructed its proxy solicitor to conduct the Amended Broker Search to ensure that the most accurate data would be available for the Annual Meeting, and has received assurances from Broadridge that it has in fact produced a complete data set of stockholders, banks and brokers as of the Record Date.

Therefore, although the Company was not in technical compliance with the Rule, there are no adverse effects from its failure to comply. All record holder accounts were captured by the Amended Broker Search and are known and available to both sides for mailing purposes. Mailing has already commenced, as has the voting of shares. Thus, changing the Record Date or the date of the Annual Meeting at this point would be financially and operationally burdensome for the Company and, by extension, detrimental to its shareholders. The reality is that the Company’s technical failure to comply with the Rule will have no impact on any stockholder’s ability to vote as of the Record Date. Furthermore, we believe that changing the Record Date or the date of the Annual Meeting would effectively result in a shorter solicitation period and/or a delay of the Annual Meeting, also to the detriment of the Company’s shareholders and at odds with the criticisms of the dissident shareholders waging a proxy contest regarding the delay in holding the Annual Meeting.

If the Staff agrees, the Company intends to file a supplement to its definitive proxy statement, disclosing and explaining its non-compliance with the Rule in connection with the Annual Meeting.2 The Company believes that the inclusion of this information in a supplement will ensure that the information is widely disseminated and is readily accessible to beneficial owners in keeping with the spirit and purpose of the Rule.

The Company acknowledges that the Staff reserves the right to make further inquiry into this matter and make any recommendations or referrals deemed appropriate.

*    *    *

[2]

We note that the Staff has previously accepted additional disclosure as sufficient to mitigate non-compliance with the Rule – see, e.g., HomeStreet (May 28, 2019); ChinaCast Education Corporation (December 14, 2011).

August 29, 2023

If the Staff has any questions or needs additional information concerning any of the foregoing, please contact me at the number or email appearing on the first page of this letter.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Sebastian Alsheimer

cc:	Forte Biosciences, Inc.

Paul A. Wagner, Ph.D.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Dan R. Koeppen

Remi P. Korenblit